[MARLIN LETTERHEAD]

July 16, 2013

Via EDGAR and Fedex

United States Securities and Exchange Commission

Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Mara L. Ransom, Assistant Director
Division of Corporate Finance

Re:	Marlin Midstream Partners, LP
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-189645

Dear Ms. Ransom:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), Marlin Midstream Partners, LP (the “Partnership”) hereby submits as Exhibit A hereto for the Staff’s review certain pages of Amendment No. 3 (“Amendment No. 3”) to the Partnership’s Registration Statement on Form S-1, File No. 333-189645 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. The Partnership expects to include these pricing terms in a subsequent amendment to the Registration Statement to be filed through EDGAR on or about July 18, 2013 prior to launching the Offering.

The Offering terms are a bona fide estimate of the range of the minimum and maximum Offering price and the maximum number of securities to be offered as of July 16, 2013. Should the bona fide estimates of these terms change, the figures presented in a subsequent amendment to the Registration Statement may increase or decrease.

The Partnership proposes to price the Offering with a bona fide price range of $19.00 to $21.00 per common unit, with a midpoint of $20.00 per common unit. In the Offering, the Partnership proposes to sell up to 7,187,500 common units representing limited partner interests in the Partnership, including common units that may be purchased by the underwriters pursuant to their option to purchase up to 937,500 additional common units. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the Offering given recent market volatility as well as the Partnership’s desire to provide all information necessary for the Staff to complete its review on a timely basis.

Additionally, the Partnership is enclosing its proposed marked copy of those pages to the Registration Statement that will be affected by the Offering terms described herein. These marked changes will be incorporated into a subsequent amendment to the Registration Statement.

The Partnership seeks confirmation from the Staff that it may launch the Offering with the price range and related information specified herein and include such price range in a subsequent filing of the Registration Statement.

*    *    *     *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Brett Braden at (713) 546-7412.

Very truly yours,

MARLIN MIDSTREAM PARTNERS, LP

By: Marlin Midstream GP, LLC,
Its general partner

By:	/s/ Terry D. Jones
Terry D. Jones
Executive Vice President and General Counsel

cc:	Charles Lee
Lilyanna L. Peyser
Securities and Exchange Commission

W. Keith Maxwell III
Terry D. Jones
Amanda Bush
Marlin Midstream Partners, LP

Brett E. Braden
Latham & Watkins LLP

David C. Buck
Andrews Kurth LLP

Exhibit A

(attached)